                                                                       EXHIBIT 4

                    STEWART INFORMATION SERVICES CORPORATION

                RIGHTS OF COMMON AND CLASS B COMMON STOCKHOLDERS

                               September 30, 2004

         Common and Class B Common stockholders have the same rights, except (1) no cash dividend may be paid on Class B Common Stock and (2) the two classes of stock are voted separately in electing directors. A provision in the by-laws requires an affirmative vote of at least two-thirds of the directors to approve any proposal which may come before the directors. This by-law provision cannot be changed without a majority vote of each class of stock.

         Common stockholders, with cumulative voting rights, may elect five of the nine directors. Class B Common stockholders may, with no cumulative voting rights, elect four directors, if 1,050,000 or more shares of Class B Common Stock are outstanding; three directors, if between 600,000 and 1,050,000 shares of Class B Common Stock are outstanding; if less than 600,000 shares of Class B Common Stock are outstanding, the Common Stock and the Class B Common Stock shall be voted as a single class upon all matters, with the right to cumulate votes for the election of directors.

         No change in the Certificate of Incorporation which would affect the Common Stock and the Class B Common Stock unequally shall be made without the affirmative vote of at least a majority of the outstanding shares of each class, voting as a class.

         Class B Common Stock may, at any time, be converted by its shareholders into Common Stock on a share-for-share basis, but all of the holders of Class B Common Stock have agreed among themselves not to convert their stock. The agreement may be extended or terminated by them at any time. Such conversion is mandatory on any transfer to a person not a lineal descendant (or spouse, trustee, etc. of such descendant) of William H. Stewart.